UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	◻ Form 10-K	◻ Form 20-F	◻ Form 11-K	⌧ Form 10-Q	◻ Form 10-D
	◻ Form N-CEN	◻ Form N-CSR

	For Period Ended:	June 30, 2022
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Urban One. Inc.
Full Name of Registrant
N.A.

Former Name if Applicable
1010 Wayne Avenue, 14th Floor

Address of Principal Executive Office (Street and Number)

Silver Spring, Maryland 20910
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on its Current Report on Form 8-K filed August 9, 2022 (the “August 2022 Current Report”), on August 8, 2022, Urban One, Inc. (the “Company”), as part of the preparation of the Company’s June 30, 2022 interim financial statements, determined that there was an error in certain third party reports and assumptions used in the valuation of its radio broadcasting licenses and goodwill.  While the Company has reported its results of operations for the period ended June 30, 2022 on the August 2022 Current Report, the Company expended significant additional time and resources in resolving this issue.  Due to this additional effort, the Company was unable to complete this process and file its Form 10-Q for the quarter ended June 30, 2022 on or before the prescribed due date of August 9, 2022.

The Company anticipates filing the Form 10-Q for the period ending June 30, 2022 by the extended deadline of August 15, 2022 (the five day extension would fall on Sunday August 14, 2022, a day on which the Securities and Exchange Commission (the “SEC”) is closed, thus, the extended deadline becomes August 15, 2022, the next business day that the SEC is open).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter D. Thompson	301	429.4638
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			X Yes ◻ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			◻ Yes X No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Urban One, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 10, 2022
Date	August 10, 2022	/s/ Peter D. Thompson
Peter D. Thompson Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).